Filed Pursuant to Rule 433

Registration No. 333-194032

Free Writing Prospectus dated February 19, 2015

Relating to the Preliminary Prospectus

Supplement dated February 19, 2015

To the Prospectus dated February 19, 2014

Kemper Corporation

$250,000,000

4.350% Senior Notes due 2025

Final Term Sheet

Issuer:	Kemper Corporation

Security Type:	Senior Notes

Format:	SEC Registered

Anticipated Ratings / Outlook:*	Moody’s: Baa3 (stable); S&P: BBB- (stable); Fitch: BBB- (stable)

Principal Amount:	$250,000,000

Trade Date:	February 19, 2015

Settlement Date:	February 24, 2015 (T+3)

Maturity Date:	February 15, 2025

Interest Payment Dates:	February 15 and August 15, commencing on August 15, 2015

Interest Payment Frequency:	Semi-annually

Coupon (Interest Rate):	4.350% per annum

Price to Public:	99.937%

Net Proceeds (Before Expenses):	$248,217,500

Benchmark Treasury:	2.000% due February 15, 2025

Benchmark Treasury Price/Yield:	99-01 / 2.108%

Spread to Benchmark Treasury:	+225 bps

Re-offer Yield to Maturity:	4.358%

Optional Redemption:

Prior to November 15, 2024, we may redeem the notes, in whole at any time or in part from time to time, at our option at a redemption price equal to accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date plus the greater of (a) 100% of the principal amount of the notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points.

On or after November 15, 2024 (three months prior to their maturity date), we may redeem the notes, in whole at any time or in part from time to time, at our option at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

CUSIP No. / ISIN:	488401 AB6 / US488401AB66

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

PNC Capital Markets LLC

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Wedbush Securities Inc.

Dowling & Partners Securities, LLC

JMP Securities LLC

Macquarie Capital (USA) Inc.

Raymond James & Associates, Inc.

Sandler O’Neill & Partners, L.P.

William Blair & Company, L.L.C.

*	The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement, dated February 19, 2015, and the accompanying prospectus, dated February 19, 2014. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

The first paragraph under “Description of Notes—About the Trustee” in the preliminary prospectus supplement is amended by adding the following sentence to the end of such paragraph:

BNY Mellon Capital Markets, LLC, an affiliate of the Trustee, is one of the underwriters in this offering.

The following paragraph is added under the existing paragraph under “Underwriting (Conflicts of Interest)—Conflicts of Interest” in the preliminary prospectus supplement:

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, a subsidiary of Associated Banc-Corp, is being paid a referral fee by Wedbush Securities Inc.

The first paragraph under “Underwriting (Conflicts of Interest)—Affiliations” in the preliminary prospectus supplement is amended by replacing the last sentence thereof with the following:

Affiliates of J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BNY Mellon Capital Markets, LLC, Fifth Third Securities, Inc., PNC Capital Markets LLC and U.S. Bancorp Investments, Inc. are agents and/or lenders under our revolving credit agreement, while J.P. Morgan Securities LLC and Wells Fargo Securities, LLC acted as joint bookrunners and joint lead arrangers thereunder. An affiliate of BNY Mellon Capital Markets, LLC will be the Trustee with respect to the notes and serves as trustee with respect to outstanding debt securities of the Company other than the notes.

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